CUSIP No. 675729206

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

OCTILLION CORP. AND SUBSIDIARIES
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

675729206
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2008
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675729206

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 2,871,380
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 2,871,380

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,871,380

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 4.97%(1)

(14)	Type of Reporting Person (See Instructions) IN

_________________
(1)           Based on 57,754,600 shares of Common Stock, par value $0.001 per share, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 14, 2008.

CUSIP No. 675729206

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 2,871,380
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 2,871,380

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,871,380

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 4.97%(1)

(14)	Type of Reporting Person (See Instructions) IN

_________________
(1)           Based on 57,754,600 shares of Common Stock, par value $0.001 per share, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 14, 2008.

CUSIP No. 675729206

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(A) /X/ (B) / /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		/ /

(6)	Citizenship or Place of Organization U.S.

	(7)	Sole Voting Power -0-
Number of Shares
Beneficially Owned	(8)	Shared Voting Power 2,871,380
by Each Reporting
Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 2,871,380

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,871,380

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		/ /

(13)	Percent of Class Represented by Amount in Row (11) 4.97%(1)

(14)	Type of Reporting Person (See Instructions) OO

_________________
(1)           Based on 57,754,600 shares of Common Stock, par value $0.001 per share, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on July 14, 2008.

CUSIP No. 675729206

Item 1.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission on August 10, 2007 (the “Initial Schedule 13D”) and prior amendment thereto.  Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendment thereto.

This Amendment No. 2 is being made to disclose the disposition of shares of Common Stock of the Issuer.  Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a)        As of the date of this Amendment No. 2, the Reporting Persons beneficially own 2,871,380 shares of Common Stock, representing 4.97% of the shares of Common Stock outstanding.  All of the reported shares of Common Stock are held of record by the Trust.

(b)         The Reporting Persons have shared voting and dispositive power with respect to their beneficial ownership of 2,871,380 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

(c)         Since November 18, 2008, the Reporting Persons have disposed shares of Common Stock in brokered transactions as follows:

Date	Number of Shares	Price Per Share
11/19/2008	-66000	$ 0.1361
11/20/2008	-44500	$ 0.0981
11/21/2008	-20500	$ 0.0892
11/24/2008	-13000	$ 0.0911
11/19/2008	-66000	$ 0.1361
11/20/2008	-44500	$ 0.0981
11/21/2008	-20500	$ 0.0892
11/24/2008	-13000	$ 0.0911
11/19/2008	-66000	$ 0.1361
11/20/2008	-44500	$ 0.0981
11/21/2008	-20500	$ 0.0892
11/24/2008	-13000	$ 0.0911

(d)           Not applicable.

(e)           On November 21, 2008, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer’s Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships With

Respect to Securities of the Issuer

CUSIP No. 675729206

Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 2 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 2 to Schedule 13D.

CUSIP No. 675729206

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: November 26, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 675729206

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 1 to Schedule 13D

The undersigned agree that the Amendment No. 1 to Schedule 13D with respect to the Common Stock of Octillion Corp. and Subsidiaries is a joint filing being made on their behalf.

Dated: November 26, 2008	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

A-1